AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1998
                                                     REGISTRATION NO. 333-_____
                                                                    CIK #910942
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                             ----------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:     Ranson Unit Investment Trusts, Series 74

B.  NAME OF DEPOSITOR:     Ranson & Associates, Inc.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                            Ranson & Associates, Inc.
                         250 North Rock Road, Suite 150
                             Wichita, Kansas  37206

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                      Copy to:
            Alex R. Meitzner                       MARK J. KNEEDY
       Ranson & Associates, Inc.              c/o Chapman and Cutler
     250 North Rock Road, Suite 150           111 West Monroe Street
        Wichita, Kansas  67206               Chicago, Illinois  60603

E.  TITLE OF SECURITIES BEING REGISTERED:     Units of beneficial interest

F.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
                As soon as practicable after the effective date
                        of the Registration Statement.

===============================================================================
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. No person may sell Units of the Trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                 PRELIMINARY PROSPECTUS DATED DECEMBER 18, 1998
                              SUBJECT TO COMPLETION



                    RANSON UNIT INVESTMENT TRUSTS, SERIES 74

          VALUE LINE #1 STRATEGY TRUST, SERIES 1 (JANUARY 1999 SERIES)


Value Line #1 Strategy Trust, Series 1 (January 1999 Series) seeks an above-average total return by increasing the value of your investment. The Trust invests in a portfolio of the 100 stocks ranked #1 for timeliness by The Value Line Investment Survey. Of course, we cannot guarantee that the Trust will achieve its objective.

                Units are not deposits or obligations of any bank
                  or government agency and are not guaranteed.

       You should read this prospectus and retain it for future reference.

                                January 14, 1999

             The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy of this prospectus.
               Any contrary representation is a criminal offense.

RANSON UNIT INVESTMENT TRUSTS, SERIES 74
ESSENTIAL INFORMATION
AS OF JANUARY 13, 1999*
SPONSOR, SUPERVISOR AND EVALUATOR: RANSON & ASSOCIATES, INC.
TRUSTEE:                           THE BANK OF NEW YORK

Cusip (Cash)                                                                    ___________
Cusip (Reinvest)                                                                ___________
Number of Units (1)                                                             ___________
Fractional Undivided Interest Per Unit(1)                                       ___________
Public Offering Price:
  Aggregate Value of Securities in Portfolio (2)                                $___________
  Aggregate Value of Securities per Unit                                        $    9.90
  Plus total sales charge (3)                                                   $    0.29
  Less deferred sales charge per Unit                                           $    0.19
Public Offering Price Per Unit (4)                                              $   10.00
Redemption Price Per Unit (5)                                                   $___________
Sponsor's Initial Repurchase Price Per Unit (5)                                 $___________
Excess of Public Offering Price Per Unit over Redemption Price Per Unit and
    Sponsor's Initial Repurchase Price Per Unit                                 $___________
Calculation of Estimated Net Annual Dividends Per Unit: (6)                      ___________
  Estimated Gross Annual Dividends per Unit                                     $___________
  Less: Estimated Annual Operating Expense per Unit                             $___________
  Estimated Net Annual Dividends per Unit                                       $___________
Estimated Organizational Expenses per Unit (2)                                  $___________

Minimum Value of Trust under which Trust Agreement
    may be Terminated                                  40% of aggregate value of Securities at deposit
Rollover Date                                          March 14, 2000
Mandatory Termination Date                             March 14, 2000
Evaluator's Annual Evaluation Fee                      Maximum of $0.0025 per Unit
Supervisor's Annual Supervisory Fee                    Maximum of $0.0035 per Unit
Trustee's Annual Fee                                   $______ per Unit
Record and Computation Dates                           July 1 and December 15
Distribution Dates                                     July 15 and December 31

Evaluations for purposes of sale, purchase or redemption of Units are made as of 3:15 p.m. Central Time next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.

* The business day prior to the Initial Date of Deposit

--------------------

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the aggregate value of Securities per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease accordingly from the amounts indicated above.

(2) Each Security is valued at the closing sale price on the New York Stock Exchange. Unitholders will bear all or a portion of the expenses incurred in organizing and offering a Trust. The Public Offering Price includes the estimated amount of these costs. The Trustee will deduct these expenses from the Trust at the end of the initial offering period (approximately two months).

(3) The total sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is equal to the difference between the total sales charge and the deferred sales charge. The total sales charge is 2.90% (equivalent to 2.987% of the net amount invested). The deferred sales charge is equal to $0.19 per Unit.

(4) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay his pro rata share of any accumulated dividends in such Income Account.

(5) The redemption price and secondary market repurchase price include the estimated organizational costs. These costs are set forth in the "Fee Table". The redemption price and secondary market repurchase price will not include these costs after the initial offering period.

(6) The estimated annual dividends per Unit is based primarily on the most recent dividend declarations. The actual net annual dividends per Unit may be greater than or less than the amount shown depending on the actual dividends collected and expenses incurred by the applicable Trust.

FEE TABLE

This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in a Trust will bear directly or indirectly. See "Public Offering of Units" and "Expenses of the Trust." Although the Trust is a unit investment trust rather than a mutual fund and may have a term of less than the periods indicated, this information is presented to permit a comparison of fees.

                                                                                         Amount Per
                                                                                           Unit
                                                                                         ----------
UNITHOLDER TRANSACTION EXPENSES (AS OF THE INITIAL DATE OF DEPOSIT)
 (AS A PERCENTAGE OF OFFERING PRICE)
  Initial Sales Charge (1)                                                   1.00%        $0.10(1)
  Deferred Sales Charge (2)                                                  1.90%         0.19
                                                                             -----        -----
Total Sales Charge                                                           2.90%(4)     $0.29

ESTIMATED ORGANIZATIONAL EXPENSE PER UNIT

ESTIMATED ANNUAL OPERATING EXPENSES (AS OF THE INITIAL DATE OF DEPOSIT)
 (AS A PERCENTAGE OF NET ASSETS)
  Trustee's Fee                                                              ____%         $___
  Portfolio Evaluation Fees                                                  ____%       0.0025
  Portfolio Surveillance Fees                                                ____%       0.0035
  Other Operating Expenses                                                       %
                                                                             -----        -----

   Total                                                                         %
                                                                             =====        =====

                                     EXAMPLE

                                                                                  Cumulative Expenses Paid for Period of:
                                                                                -------------------------------------------
                                                                                1 Year     3 Years     5 Years     10 Years
                                                                                ------     -------     -------     --------
An investor would pay the following expenses on a $1,000 investment assuming the applicable sales charges and an initial estimated operating expense ratio of ____% on the Trust, a 5% annual return and redemption
  at the end of each time period                                                 $___       $___        $___         $___

The examples utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

(1) The Initial Sales Charge is equal to the difference between the Total Sales Charge and the Deferred Sales Charge.

(2) The actual Deferred Sales Charge for this Trust is $0.19 per Unit, irrespective of purchase or redemption price deducted on a monthly basis commencing March 14, 1999 through August 14, 1999. If the Unit price exceeds $10.00 per Unit, the Deferred Sales Charge will be less than the percentage set forth above. If the Unit price is less than $10.00 per Unit, the Deferred Sales Charge will exceed the percentage set forth above. Units purchased subsequent to the initial deferred sales charge payment will be subject to the remaining deferred sales charge payments.

THE FUND

Value Line #1 Strategy Trust, Series 1 is an underlying unit investment trust included in Ranson Unit Investment Trusts, Series 74, which was created under the laws of the State of New York pursuant to a trust indenture (the "Trust Agreement") dated the date of this Prospectus (the "Initial Date of Deposit") between Ranson & Associates, Inc. (the "Sponsor") and The Bank of New York (the "Trustee").

Value Line #1 Strategy Trust, Series 1 consists of a portfolio of the 100 stocks ranked #1 for timeliness by The Value Line Investment Survey as of the close of business on the day prior to the Initial Date of Deposit. As used herein, the term "Securities" means the common stocks (including contracts for the purchase thereof) initially deposited in the Trust and described in the portfolio and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Trust Agreement.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. Subsequent to the Initial Date of Deposit, the Sponsor may deposit additional Securities or contracts to purchase additional Securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted Securities or cash (including a letter of credit) with instructions to purchase additional Securities. Such additional deposits will be in amounts which will maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each Security in the related Trust established by the initial deposit of Securities and, thereafter, the same percentage relationship that existed on such 90th day. Although additional Units will be issued, each Unit will continue to represent approximately the same number of shares of each Security and the percentage relationship among the shares of each Security in the Trust will remain the same. The required percentage relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the evaluation time or as close to the evaluation prices as possible.

The Trust consists of (a) the Securities listed under the "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. For the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust set forth under "Essential Information."

THE TRUST PORTFOLIO

The Trust seeks to provide capital appreciation by investing in the 100 stocks ranked #1 for timeliness by The Value Line Investment Survey on the day before the Initial Date of Deposit. The Value Line Investment Survey was created in 1931. The Value Line ranking system has been operating essentially in its present form since 1965. It is backed by disciplined, objective, quantitative analytical methodologies that have proven themselves over the last 60 years.
The Value Line TimelinessTM Rank measures potential price performance during the next six to twelve months relative to 1700 stocks covered by The Value Line Investment Survey. These 1700 stocks represent 95 industries and approximately 94% of the trading volume on all United States stock exchanges.

The Value Line TimelinessTM Rank uses a ranking scale of 1 (Highest) to 5 (Lowest). The components of the ranking system are the long-term trend of earnings, prices, recent earnings and price momentum and earnings surprises. A computer program combines these elements into a forecast of relative price behavior of each stock for the six to twelve months ahead relative to all other 1700 stocks in the coverage universe. The Value Line Investment Survey describes its ranking system as follows:

     RANK 1 (HIGHEST): Value Line anticipates this stock to be one of the best relative price performers during the next six to twelve months (100 stocks).

     RANK 2 (ABOVE AVERAGE): Value Line anticipates better-than-average price performance (300 stocks).

     RANK 3 (AVERAGE): Value Line anticipates price performance in line with the market (900 stocks).

     RANK 4 (BELOW AVERAGE): Value Line anticipates below-average price performance (300 stocks).

     RANK 5 (LOWEST): Value Line anticipates the poorest relative price performance (100 stocks).

Value Line may change the timeliness rank from time to time based on new earnings reports, changes in the price movement of a stock relative to the market, a combination of the earnings and price factors, or shifts in the relative positions of other stocks. The Trust portfolio will not change as a result of any change in timeliness rank during the Trust's life. The portfolio will remain fixed until termination except as otherwise described in this prospectus and as provided in the Trust Agreement.

The timeliness rank is the opinion of The Value Line Investment Survey. It is not the opinion of the Sponsor. The rank cannot predict future performance and does not guarantee future performance. The value of Units will fluctuate and may fall below the price you paid for your Units.

In each year since 1965, stocks ranked 1 or 2 for timeliness as a group have outperformed stocks in groups 3, 4 and 5 combined. The chart below shows the hypothetical results of the performance rankings by the five timeliness groups without making changes throughout the year.

                  RECORD OF VALUE LINE RANKINGS FOR TIMELINESS
                     (WITHOUT ALLOWING FOR CHANGES IN RANK)

                            YEAR            RETURN
                            ----            ------
                            1965             33.6%
                            1966             -3.1
                            1967             39.2
                            1968             31.2
                            1969            -17.7
                            1970             -8.9
                            1971             26.5
                            1972             10.1
                            1973            -17.1
                            1974            -23.1
                            1975             51.6
                            1976             35.3
                            1977             15.8
                            1978             19.8
                            1979             25.6
                            1980             50.2
                            1981             -1.9
                            1982             33.7
                            1983             25.2
                            1984             -8.6
                            1985             38.6
                            1986             23.5
                            1987             -1.2
                            1988             16.0
                            1989             28.7
                            1990             -6.6
                            1991             56.7
                            1992             10.1
                            1993             18.5
                            1994              4.6
                            1995             31.3
                            1996             27.0
                            1997             12.9

The chart above represents the hypothetical past performance of the Value Line #1 ranking for timeliness group (but not the Trust) and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and do not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Trust will perform in a similar manner over its life or over consecutive rollover periods, if available.

The hypothetical returns shown above are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Trust portfolio. It is important to note that the returns shown above are based on the Value Line #1 ranking for timeliness group for each of the periods involved; however, because the Trust has a term of approximately fourteen months, the portfolio of the Trust will not be adjusted each year to reflect the then current stocks ranked #1 for timeliness by The Value Line Investment Survey. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. A Unitholder in the Trust would not necessarily realize as high a total return on an investment in the stocks upon which the returns shown above are based for the following reasons among others: the total return figures do not reflect sales charges, commissions, Trust expenses or taxes; the Trust is established at different times of the year; past performance is not indicative of future results; and Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

Information contained in this Prospectus, as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of the Trust strategy may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of the Trust. The performance of the Trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey (the leading data base of tax-exempt assets consisting of over 4,000 portfolios with total assets of $250 billion) or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

RISK FACTORS

The Trust may be appropriate investment vehicles for investors who desire to participate in a portfolio of equity securities with greater diversification than they might be able to acquire individually. An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and, thus, in the value of the Units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of, debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by the portfolio have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding.
The value of the Securities in the portfolio thus may be expected to fluctuate over the entire life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Whether or not the Securities are listed on a national security exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, a Trust is restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent.

The Trust Agreement authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities, in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the evaluation time or as close to the evaluation prices as possible.

From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the Securities in the Trust or the issuers of the Securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on a Trust or will not impair the ability of issuers to achieve their business goals.

Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor, Evaluator or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

The Year 2000 Problem is expected to impact corporations, which may include issuers of Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in the Trust.

FEDERAL TAX STATUS

General. The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units of the Trust. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

      1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of a Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by a Trust.

      2. Each Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested (see "Unitholders-Distribution Reinvestment").

      3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stocks is received by such

   Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchased his Units) in order to determine his tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to the calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

      4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the new series of the Trust (the "New Fund") will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance as discussed below). The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit, he is deemed thereby to dispose of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all Securities represented by a Unit. The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, off-setting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any constructive sale rules.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Redemption," under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution. A Unitholder may also under certain circumstances request an In Kind

Distribution upon termination of the Trust. See "Administration of the Trust-Amendment and Termination." The Unitholder requesting an In Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Redemption." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an In Kind Distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In Kind Distribution with respect to each Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based on the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by a Trust.

Because the Trust will own many Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

As discussed in "Rollover in New Trust," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the New Fund in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1999 or 2000 Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091 (d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders with regard to United States Federal income tax. Unitholders may be subject to foreign, state and local taxation in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of the Trust is based on the aggregate underlying value of the Securities in a Trust plus the initial sales charge described below. The initial sales charge for the Trust is equal to the difference between the maximum sales charge and the maximum deferred sales charge. The maximum sales charge is 2.90% of the Public Offering Price (equivalent to 2.987% of the net amount invested). The deferred sales charge will be collected as described in the "Fee Table". The total amount of deferred sales charge payments will be $0.19 per Unit. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. Units sold or redeemed prior to such time as the entire applicable deferred sales charge has been collected will be assessed the remaining deferred sales charge at the time of such sale or redemption. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in organizing the Trust, including the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents, and federal and state registration fees), initial fees and expenses of the Trustee, certain legal and audit expenses and certain other out-of-pocket expenses.

Subsequent to the Initial Date of Deposit, the initial sales charge for the Trust will vary with changes in the aggregate value of the Securities. The deferred sales charge payments for the Trust will be paid from funds in the Capital Account of the Trust, if sufficient, or from the periodic sale of Securities from the Trust. In addition, a pro rata portion of the cash, if any, in the Income and Capital Accounts of the Trust will be added to the Public Offering Price per Unit of the Trust. If Units of the Trust were purchased on the Initial Date of Deposit and held until the mandatory termination of the Trust, the total sales charge paid would be that amount set forth below.

The sales charges for the Trust will be reduced on a graduated basis as set forth in the following table:

                                    Total Sales Charge
                                --------------------------
                                Percent of      Percent of
                                 Offering       Net Amount
       Number of Units*            Price         Invested
       ----------------         ----------      ----------
       Less than 5,000             2.90%          2.987%
       5,000-9,999                 ____%          _____%
       10,000-14,999               ____%          _____%
       15,000 or more              ____%          _____%

--------------------

* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Distribution of Units") by officers, directors and employees of the Sponsor and its affiliates and registered representatives of selling firms and by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Unitholders of any Kemper Equity Portfolio Trust series and unitholders of any Ranson or EVEREN common stock unit investment trust series (including Value Line #1 Strategy Trust) may utilize their redemption or termination proceeds to purchase Units of the Trust subject only to the deferred sales charge described herein.

Unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Trust may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of the Trust subject only to the deferred sales charge described herein.

A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Ranson Unit Investment Trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Ranson Unit Investment Trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sale amount. If a purchaser does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made. To qualify as a purchase under a Letter of Intent each purchase of units of Ranson Unit Investment Trusts must equal or exceed $100,000.

As indicated above, the initial Public Offering Price of the Units was established by dividing the aggregate underlying value of the Securities by the number of Units outstanding. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Securities in the Trust prepared by the Trustee. After the opening of business on the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of 3:15 P.M. Central time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received at or prior to 3:15 p.m. Central Time on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

The value of the Securities is determined on each business day by the Evaluator based on the closing sale prices on the New York Stock Exchange or by taking into account the same factors referred to under "Redemption-Computation of Redemption Price."

The minimum purchase in both the primary and secondary markets is 100 Units (25 Units for retirement plans or Uniform Gifts to Minors Act purchases).

PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, Units of the Trust will be distributed to the public at the Public Offering Price thereof. Upon the completion of the initial offering, Units which remain unsold or which may be acquired in the secondary market (see "Market for Units") may be offered at the Public Offering Price determined in the manner provided above.

The Sponsor intends to qualify Units of the Trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amounts shown below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts set forth below from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of the Trust and other unit investment trusts underwritten by the Sponsor. At various times the Sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold. The difference between the discount and the sales charge will be retained by the Sponsor.

                                                             PRIMARY MARKET FIRM SALES
                                                                  OR ARRANGEMENTS
                                                               (VOLUME CONCESSIONS
                                                                     IN $1000)**
                                    REGULAR CONCESSION      ----------------------------
    NUMBER OF UNITS*               OR AGENCY COMMISSION     $500-$999     $1,000 OR MORE
    ----------------               --------------------     ---------     --------------
    Less than 5,000                        ____%               ____%           ____%
    5,000 but less than 10,000             ____                ____            ____
    10,000 but less than 15,000            ____                ____            ____
    15,000 or more                         ____                ____            ____
    Rollover Sales                         ____                ____            ____

* The breakpoint discounts are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit.

** Volume concessions of up to the amount shown can be earned as a marketing allowance at the discretion of the Sponsor through _______________ by firms who reach cumulative firm sales arrangement levels of at least $500,000. After a firm has met the minimum $500,000 volume level, volume concessions may be given on all trades after _______________ originated from or by that firm, including those placed prior to reaching the $500,000 level, and may continue to be given during the entire initial offering period. Firm sales of any Ranson equity trust series issued simultaneously can be combined for the purposes of achieving the volume discount. Only sales through Ranson qualify for volume discounts and secondary purchases do not apply. The Sponsor reserves the right to modify or change those parameters at any time and make the determination of which firms qualify for the marketing allowance and the amount paid.

A special additional payment of 0.25%, 0.30% or 0.35% in lieu of the volume concessions noted above will be made to firms whose sales of The Value Line #1 Strategy Trust combined, including future series of The Value Line #1 Strategy Trust, exceed $3.5 million, $5.0 million or $7.0 million, respectively, during any calendar month. A firm may also earn the above special payment for all sales of The Value Line #1 Strategy Trust to the extent that it was not otherwise earned, by achieving monthly average sales of The Value Line #1 Strategy Trust, including future series of The Value Line #1 Strategy Trust, equal to the above sales amounts during the period _______________ through _______________. Rollover sales will count toward a firm achieving the aforementioned total sales, however, such rollover sales will not be eligible for the special additional payment.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SPONSOR PROFITS. The Sponsor will receive gross sales charges equal to the percentage of the Public Offering Price of the Units of the Trust as stated under "Public Offering Price." In addition, the Sponsor may realize a profit (or sustain a loss) as of the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to the Trust, which is based on the evaluation of the Securities on the Initial Date of Deposit. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. See "Portfolio." The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily market value of the Securities in the Trust.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, subject to change at any time, maintain a market for Units of the Trust offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the closing sale prices of the Securities. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate closing sale prices of the Securities in the Trust. Accordingly, Unitholders who wish to dispose of their Units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Unitholders who sell or redeem Units prior to such time as the entire applicable deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption. The offering price of any Units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor. The Sponsor may suspend or discontinue purchases of Units of the Trust if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

GENERAL. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee at its unit investment trust office in the city of New York and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program

("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee no later than the seventh calendar day following the day on which a tender for redemption is received (the "Redemption Date"), or if the seventh calendar day is not a business day, on the first business day prior thereto, by payment of cash equivalent to the Redemption Price for the Trust, determined as set forth below under "Computation of Redemption Price," as of the evaluation time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be canceled and any undivided fractional interest in the Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Trust at the time of redemption. Unitholders who sell or redeem Units prior to such time as the entire applicable deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust. The Trustee is empowered to sell Securities for the Trust in order to make funds available for the redemption of Units of the Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

Unitholders tendering Units for redemption may request a distribution in kind (a "Distribution In Kind") from the Trustee in lieu of cash redemption. A Unitholder may request a Distribution In Kind of an amount and value of Securities per Unit equal to the Redemption Price per Unit as determined as of the evaluation time next following the tender, provided that the tendering Unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the Units being tendered and (2) the Unitholder has elected to redeem prior to the date specified under "Redemption In Kind" under "Summary" in this Prospectus. If the Unitholder meets these requirements, a Distribution In Kind will be made by the Trustee through the distribution of each of the Securities of the Trust in book entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. The tendering Unitholder shall be entitled to receive whole shares of each of the Securities comprising the portfolio of a Trust and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. Unitholders who redeem Units prior to such time as the entire applicable deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such redemption. The Trustee shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the Securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities. The in kind redemption option may be terminated by the Sponsor on a date other than that specified under "Redemption In Kind" under "Summary" in this Prospectus upon notice to the Unitholders prior to the specified date.

To the extent that Securities are redeemed in kind or sold, the size (and possibly the diversity) of the Trust will be reduced but each remaining Unit will continue to represent approximately the same proportional interest in each Security. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

COMPUTATION OF REDEMPTION PRICE. The Redemption Price per Unit (as well as the secondary market Public Offering Price) will generally be determined on the basis of the closing sale price of the Securities in the Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which is based on the closing sale prices of the Securities and includes the sales charge) exceeded the value at which Units could have been redeemed by the amount shown under "Essential Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected and (ii) the value of the Securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses of the Trust. The Evaluator may determine the value of the Securities in the Trust in the following manner: if the Security is listed on a national securities exchange or the Nasdaq National Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the Evaluator deems the price inappropriate as a basis for evaluation). If the Security is not so listed or, if so listed and the principal market for the Security is other than on the exchange or system, the evaluation will generally be made by the Evaluator in good faith based on the last bid price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities,
(2) by the Evaluator's appraising the value of the Securities in good faith at the bid side of the market or (3) by any combination thereof. Any such evaluation made during the initial offering period will be made based on the ask price of any applicable Securities. See "Public Offering of Units-Public Offering Price." During the initial offering period, the redemption price and secondary market repurchase price include estimated organizational costs.

ROLLOVER IN NEW TRUST

It is expected that a special redemption will be made of all Units of the Trust held by any Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee in writing that he desires to rollover his Units in the Trust no later than five business days before the Rollover Date specified in "Essential Information".

All Units of Rollover Unitholders will be redeemed on the Rollover Date, and the underlying Securities will be distributed to the Distribution Agent on behalf of such Rollover Unitholders. On the Rollover Date the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent will attempt to sell the Securities as quickly as is practicable on the Rollover Date. The Sponsor does not anticipate that the selling period will be longer than one day given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

Pursuant to an exemptive order from the Securities and Exchange Commission, each terminating Trust (and the Distribution Agent on behalf of Rollover Unitholders) may sell Securities to the New Fund if those Securities continue to meet the individual Trust's strategy as set forth under "The Fund." The exemption will enable the Trust to eliminate commission costs on these transactions. The price for those Securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor and confirmed by the Trustee of the Trust.

The Rollover Unitholders' proceeds will be invested in the following subsequent series of the Trust (the "New Fund"), if then being offered. The proceeds of redemption will be used to buy New Fund units in the appropriate portfolio as the proceeds become available.

The Sponsor intends to create the New Fund shortly prior to the Rollover Date, dependent upon the availability and reasonably favorable prices of the Securities included in the New Fund portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Fund units. There can be no assurance, however, as to the exact timing of the creation of the New Fund or the aggregate number of units in the trust portfolio which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units in the trust portfolio at any time it chooses, regardless of whether all proceeds of the Rollover have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Fund units will be distributed shortly after the Rollover Date.

Any Rollover Unitholder may then be redeemed out of the Trust and become a holder of an entirely different unit investment trust in the New Fund with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold on the Rollover Date. In accordance with the Rollover Unitholders' offer to purchase the New Fund units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the New Fund in the appropriate portfolio at the public offering price, including the applicable sales charge per Unit (which for Rollover Unitholders is currently expected to be 1.90% of the Public Offering Price of the New Fund units per unit per year).

This process of redemption and rollover into a new trust is intended to allow for the fact that the portfolio selected by the Sponsor are chosen on the basis of growth and income potential only for the near term, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for the New Fund and each subsequent series of the Fund, approximately a year after that Series' creation.

There can be no assurance that the redemption and rollover in a new trust will avoid any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities. The above procedures may be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures.

It should also be noted that Rollover Unitholders may realize taxable capital gains in the Rollover but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the subsequent Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. See "Federal Tax Status". Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated will not realize capital gains or losses due to the Rollover and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Fund or any subsequent series of the Fund, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the Rollover Date would have commenced. The Sponsor may modify the terms of the New Fund or any subsequent series of the Fund. The Sponsor may also modify the terms of the Rollover in the New Fund upon notice to the Unitholders.

RETIREMENT PLANS

The Trust may be well suited for purchase by individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trust will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete a Ranson UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts can not be issued.

UNITHOLDERS

OWNERSHIP OF UNITS. Ownership of Units of the Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed as stated under "Redemption-General."

Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple thereof, subject to the Trust's minimum investment requirement of 100 Units or $1,000. Fractions of Units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

DISTRIBUTIONS TO UNITHOLDERS. Dividend income received by the Trust is credited by the Trustee to the Income Account of a Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the Record and Computation Dates of each year on a pro rata basis to Unitholders of record as of the preceding Record and Computation Date. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. in addition, if the balance of the Capital Account of the Trust exceeds 1% of the net assets of a Trust, the balance of such Account will be distributed on the fifteenth day of the subsequent month to Unitholders of record on the first day of such month. Proceeds received from the disposition of any of the Securities after a Record and Computation Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date applicable to the Capital Account. The Trustee shall be required to make a distribution from the Capital Account as described under "Essential Information." The Trustee is not required to pay interest on funds held in the Capital or income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable Distribution Date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the Unitholders as of each record date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of Units, and thereby a Unitholder of record, on the date of settlement provided payment has been received. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the first day of each month, the Trustee will deduct from the Income Account of the Trust and, to the extent funds are not sufficient therein, from the Capital Account of a Trust amounts necessary to pay the expenses of a Trust (as determined on the basis set forth under "Expenses of the Trust"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.

DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional Units of the related Trust without an initial sales charge. In addition, Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested without charge in shares of certain mutual funds underwritten or advised by Scudder Kemper Investments, Inc. at net asset value if such funds are registered in such Unitholder's state of residence. Since the portfolio securities and investment objectives of such mutual funds generally will differ significantly from those of the Trust, Unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest.
Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record and Computation Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "Unitholders-Distributions to Unitholders."

The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its unit investment trust division office.

STATEMENTS TO UNITHOLDERS. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of the Trust are required to be audited annually, at the Trust's expense, by independent public accountants designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of a Trust. The accountants' report will be furnished by the Trustee to any Unitholder of the Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of the Trust a statement, covering the calendar year, setting forth for a Trust:

A.As to the Income Account: (1) income received; (2) deductions for applicable taxes and for fees and expenses of the Trust and for redemptions of Units, if any; and (3) the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

B.As to the Capital Account: (1) the dates of disposition of any Securities and the net proceeds received therefrom; (2) deductions for payment of applicable taxes and fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination; and (3) the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

C.The following information: (1) a list of the Securities as of the last business day of such calendar year; (2) the number of Units outstanding on the last business day of such calendar year; (3) the Redemption Price based on the last evaluation made during such calendar year; and (4) the amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

RIGHTS OF UNITHOLDERS. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate the Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the Trust.

No Unitholder shall have the right to control the operation and management of the Trust in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of a Trust.

INVESTMENT SUPERVISION

The Trust is a unit investment trusts and are not "actively managed" funds. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of the Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

The Trust Agreement provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Securities) are credited to the Capital

Account for distribution to Unitholders or to meet redemptions. Except as stated under "The Fund" for failed securities or under "Unitholders-Distributions to Unitholders" for short term investment in U.S. Treasury obligations and as provided herein, the acquisition by the Trust of any securities other than the Securities is prohibited. The Trustee may sell Securities, designated by the Sponsor, from the Trust for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUST

THE TRUSTEE. The Trustee is The Bank of New York, the Trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of the Trust. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Unitholders."

In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder of the Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in the Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

THE SPONSOR. Ranson & Associates, Inc., the Sponsor of the Trust, is an investment banking firm created in 1995 by a number of former owners and employees of Ranson Capital Corporation. On November 26, 1996, Ranson & Associates, Inc. purchased all existing unit investment trusts sponsored by EVEREN Securities, Inc. Accordingly, Ranson & Associates, Inc. is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Ranson & Associates, Inc. is also the sponsor and successor sponsor of Series of The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. Ranson & Associates, Inc. is the successor to a series of companies, of first of which was originally organized in Kansas in 1935. During its history, Ranson & Associates, Inc. and its predecessors have been active in public and corporate finance and have sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The Sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate the Trust as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.

THE SUPERVISOR AND EVALUATOR. Ranson & Associates, Inc., the Sponsor, also serves as Supervisor and Evaluator. The Supervisor and Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Supervisor and Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Supervisor and Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each Unitholder.

AMENDMENT AND TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreement with respect to the Trust may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of a Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of a Trust. In no event shall the Trust Agreement be amended to increase the number of Units of the Trust issuable thereunder or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in the Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreement provides that the Trust shall terminate upon the liquidation, redemption or other disposition of the last of the Securities held in a Trust but in no event is it to continue beyond the Mandatory

Termination Date set forth under "Essential Information." If the value of the Trust shall be less than the applicable minimum value stated under "Essential Information" (40% of the aggregate value of the Securities based on the value at the date of deposit of such Securities into the Trust), the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate a Trust. The Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding.

No later than the Mandatory Termination Date set forth under "Essential Information," the Trustee will begin to sell all of the remaining underlying Securities on behalf of Unitholders in connection with the termination of the Trust. The Sponsor has agreed to assist the Trustee in these sales. The sale proceeds will be net of any incidental expenses involved in the sales.

In the event of termination of the Trust, written notice thereof will be sent by the Trustee to all Unitholders of a Trust. Within a reasonable period after termination of the Trust the Trustee will sell any Securities remaining in a Trust and, after paying all expenses and charges incurred by a Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of a Trust.

LIMITATIONS ON LIABILITY. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, Securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUST

The Sponsor will not charge the Trust any fees for services performed as Sponsor. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trust.

The Trustee receives for its services that fee set forth under "Essential Information." However, in no event shall such fee amount to less than $2,000 in any single calendar year for any Trust. The Trustee's fee which is calculated monthly is based on the largest number of Units in the Trust outstanding during the calendar year for which such compensation relates. The Trustee's fees are payable monthly on or before the fifteenth day of the month from the Income Account to the extent funds are available and then from the Capital Account.
The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. For evaluation of the Securities in the Trust, the Evaluator shall receive that fee set forth under "Essential Information", payable monthly, based upon the largest number of Units outstanding during the calendar year for which such compensation relates. The Trustee's fees and the Evaluator's fees are deducted from the Income Account of the Trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The Trust will pay a license fee to Value Line Publishing, Inc. for use of certain trademarks.

The following charges are or may be incurred by the Trust: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of Securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the Trust Agreement; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement; and (g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the Securities are all common stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Tax Status."

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT AUDITORS

The statements of net assets, including the Trust portfolio, of the Trust at the Initial Date of Deposit, appearing in this Prospectus and Registration Statement have been audited by Allen, Gibbs & Houlik, L.C., independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

REPORT OF ALLEN, GIBBS & HOULIK, L.C.
INDEPENDENT AUDITORS


UNITHOLDERS
RANSON UNIT INVESTMENT TRUST, SERIES 74

We have audited the accompanying statements of net assets, including the Trust portfolio, of Ranson Unit Investment Trusts, Series 74, as of the opening of business on January 14, 1999, the Initial Date of Deposit. The statements of net assets are the responsibility of the Sponsor. Our responsibility is to express an opinion on the statements of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of a letter of credit deposited to purchase Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statements of net assets presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of Ranson Unit Investment Trusts, Series 74 as of January 14, 1999, in conformity with generally accepted accounting principles.



                             ALLEN, GIBBS & HOULIK, L.C.


Wichita, Kansas
January 14, 1999

RANSON UNIT INVESTMENT TRUSTS, SERIES 74

STATEMENTS OF NET ASSETS
AT THE OPENING OF BUSINESS ON JANUARY 14, 1999, THE INITIAL DATE OF DEPOSIT

TRUST PROPERTY

Contracts to purchase Securities (1) (2)
                                                                          -------------
  Total
                                                                          =============
Number of Units
                                                                          =============


LIABILITY AND INTEREST OF UNITHOLDERS

Liability-
  Organizational costs (3)
                                                                          -------------
Interest of Unitholders-
  Cost to investors (4)
                                                                          -------------
  Less: Gross underwriting commission and organizational costs (4)
                                                                          -------------

  Net interest to Unitholders (1) (2) (4)
                                                                          -------------

  Total
                                                                          =============

--------------------

(1) Aggregate cost of the Securities is based on the closing sale price evaluations as determined by the Trustee.

(2) An irrevocable letter of credit issued by Intrust Bank, N.A., Wichita, Kansas has been deposited with the Trustee covering the funds (aggregating $_______) necessary for the purchase of the Securities in the Trust represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(4) The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges for quantity purchases.

RANSON UNIT INVESTMENT TRUSTS, SERIES 74
PORTFOLIO AS OF JANUARY 14, 1999

VALUE LINE #1 STRATEGY TRUST, SERIES 1 (JANUARY 1999 SERIES)

                                                               Aggregate       Annualized
             Name of Issuer          Number                     Costs of         Current
         of Securities Deposited       of       Price per     Securities         Dividend
Symbol    or Contracted For (1)      Shares      Share        to Trust (2)     per Share (3)
------   -----------------------     ------     ---------     ------------     -------------









NOTES TO PORTFOLIO

(1) All or a portion of the Securities may have been deposited in the Trust. Any undelivered Securities are represented by "regular way" contracts for thE performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such undelivered Securities. Contracts to purchase Securities were entered into on January 13, 1999 and all have an expected settlement date of January 18, 1999 (see "The Fund").

(2) The market value of each Security is based on the closing sale price on a national securities exchange if the Security is listed thereon or, if not so listed, then on the over-the-counter market, in each case, on the day prior to the Initial Date of Deposit. As of the Initial Date of Deposit other information regarding the Securities in the Trust is as follows:

               Cost to        Profit (loss)
               Sponsor          to Sponsor
             ---------        -------------
             $_______            $_____

(3) The Annualized Current Dividend per Share for each Security was calculated by annualizing the latest quarterly or semi-annual common stock dividend declaration on that Security. There can be no assurance that the future dividend payments, if any, will be maintained in an amount equal to the dividend listed above.

CONTENTS                         PAGE
--------                         ----
SUMMARY                             2
THE FUND                            5
THE TRUST PORTFOLIO                 6
RISK FACTORS                        8
FEDERAL TAX STATUS                 10
PUBLIC OFFERING OF UNITS           14
MARKET FOR UNITS                   18
REDEMPTION                         18
ROLLOVER IN NEW TRUSTS             21
RETIREMENT PLANS                   22
UNITHOLDERS                        23
INVESTMENT SUPERVISION             25
ADMINISTRATION OF THE TRUST        26
EXPENSES OF THE TRUST              28
LEGAL OPINIONS                     29
INDEPENDENT AUDITORS               29
REPORT OF INDEPENDENT AUDITORS     30
STATEMENTS OF NET ASSETS           31
PORTFOLIO                          32
NOTES TO PORTFOLIO                 33

                              --------------------

When Units of the Trust are no longer available, or for investors who will reinvest into subsequent series of the Trust, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

Information contained herein is subject to completion or amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Ranson & Associates, Inc.
250 N. Rock Road, Suite 150
Wichita, KS  67206-2241

--------------------

       RANSON
        UNIT
     INVESTMENT
       TRUSTS

--------------------

                         --------------------

                              VALUE LINE
                              #1 STRATEGY

                          January 1999 Series

                         --------------------





----------------------------------------

       PROSPECTUS JANUARY 14, 1999

----------------------------------------

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Prospectus
     The Signatures
     The following exhibits.

1.1.     Trust Agreement (to be filed by amendment).

1.1.1.   Standard Terms and Conditions of Trust.  Reference is made to
         Exhibit 1.1.1 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 53 (File No. 333-17811) as filed on January 7, 1997.

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be filed by amendment).

3.2. Opinion of counsel to the Sponsor as to the tax status of the securities being registered (to be filed by amendment).

4.1.     Consent of Independent Auditors (to be filed by amendment).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 74, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 18th day of December, 1998.

                                   Ranson Unit Investment Trusts,
                                     Series 74, Registrant


                                   By:  Ranson & Associates, Inc., Depositor



                                   By:          Alex R. Meitzner
                                      --------------------------------------
                                                Alex R. Meitzner

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on December 18, 1998 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.

     Signature                    Title
------------------    ------------------------------
Douglas K. Rogers     Executive Vice               )
------------------      President and Director     )
Douglas K. Rogers

Alex R. Meitzner      Chairman of the Board        )
------------------      of Directors               )
Alex R. Meitzner

Robin K. Pinkerton    President, Secretary,        )
------------------      Treasurer and Director     )      Alex R. Meitzner
Robin K. Pinkerton                                     ----------------------
                                                          Alex R. Meitzner

--------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.